As filed with the Securities and Exchange Commission on August 7, 2014

File Nos. 2-29901

811-01716

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 162

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 141

ALLIANCEBERNSTEIN CAP FUND, INC.

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas, New York, New York 10105

(Address of Principal Executive Office) (Zip Code)

(800) 221-5672

Registrant’s Telephone Number, including Area Code:

Copies of communications to:

EMILIE D. WRAPP AllianceBernstein L.P. 1345 Avenue of the Americas New York, New York 10105	P. Jay Spinola Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019
(Name and address of agent for service)

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to paragraph (b)
☐	on [ ], 2014 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)
☐	on (date) pursuant to paragraph (a)(1)
☐	75 days after filing pursuant to paragraph (a)(2)
☐	on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

It is proposed that this filing will become effective upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Exhibits (d)(14) and (p)(11) of Item 28 of the Registration Statement.

3.	Registration Statement signature pages.

The sole purpose of this Post-Effective Amendment filing is to file as exhibits the Form of Investment Advisory Agreement between AllianceBernstein L.P. and AllianceBernstein Multi-Manager Alternative Strategies Fund (Cayman) Ltd. and the Code of Ethics for Halcyon Liquid Strategies IC Management LP. This Post-Effective Amendment incorporates by reference the following parts of this Registrant’s Post-Effective Amendment No. 160, filed July 28, 2014:

Part A

Part B

Part C (except for Exhibits (d)(14) and (p)(11) of Item 28 and the Registration Statement signature pages)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 7th day of August, 2014.

ALLIANCEBERNSTEIN CAP FUND, INC.

By:	Robert M. Keith *

Robert M. Keith
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature			Title	Date

(1)		Principal Executive Officer:

		Robert M. Keith * Robert M. Keith	President and Chief Executive Officer	August 7, 2014

(2)		Principal Financial and Accounting Officer:

	By:	/s/ Joseph J. Mantineo	Treasurer	August 7, 2014
		Joseph J. Mantineo	and Chief Financial Officer

(3)		All of the Directors:

John H. Dobkin*
Michael J. Downey*
William H. Foulk, Jr.*
D. James Guzy*
Nancy P. Jacklin*
Robert M. Keith*
Garry L. Moody*
Marshall C. Turner, Jr.*
Earl D. Weiner*

	*By:	/s/ Eric C. Freed		August 7, 2014
Eric C. Freed (Attorney-in-fact)

SIGNATURES

This Registration Statement contains certain disclosure regarding AllianceBernstein Multi-Manager Alternative Strategies Fund (Cayman) Ltd. (the “Subsidiary”). The Subsidiary has, subject to the next sentence, duly caused this Registration Statement on Form N-1A of AllianceBernstein Cap Fund, Inc. (the “Registrant”) to be signed on behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York on the 7th day of August, 2014. The Subsidiary is executing this Registration Statement only in respect of the disclosure contained herein specifically describing the Subsidiary and hereby disclaims any responsibility or liability as to any other disclosures in this Registration Statement.

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE STRATEGIES FUND (CAYMAN) LTD.

By:	Robert M. Keith*

Robert M. Keith
Director

This Registration Statement on Form N-1A of the Registrant has been signed below by the following persons, solely in the capacities indicated and subject to the next sentence. Each of the following persons is signing this Registration Statement only in respect of the disclosures contained herein specifically describing the Subsidiary and hereby disclaims any responsibility or liability as to any other disclosure in this Registration Statement.

	Signature	Title	Date

William H. Foulk, Jr.*

	William H. Foulk, Jr.	Director	August 7, 2014

Robert M. Keith*

	Robert M. Keith	Director	August 7, 2014

Marshall C. Turner, Jr.*

	Marshall C. Turner, Jr.	Director	August 7, 2014

*By:	/s/ Eric C. Freed

	Eric C. Freed		August 7, 2014
(Attorney-in-fact)

Index to Exhibits

Exhibit No.	Description of Exhibits

(d)(14)	Form of Investment Advisory Agreement between AllianceBernstein L.P. and AllianceBernstein Multi-Manager Alternative Strategies Fund (Cayman) Ltd.

(p)(11)	Code of Ethics for Halcyon Liquid Strategies IC Management LP